SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                    CARSON PIRIE SCOTT & CO.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        145 903 100
                       (CUSIP Number)

                   Glen J. Cocchiola, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                     September 18, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   145 903 100

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


__________________
                  |    7.   SOLE VOTING POWER            --
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          727,795
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       --
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      727,795


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  727,795


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.5%


14.  TYPE OF REPORTING PERSON*                             CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.     SECURITY AND ISSUER.

          This Amendment No. 4 to Statement on Schedule 13D is filed with respect to Carson Pirie Scott & Co. (the "Issuer"), which has its principal executive offices at 331 West Wisconsin Avenue, Milwaukee, Wisconsin 53203, telephone number (414) 347-4141. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock"). This Statement is filed by Intermarket Corp. ("Intermarket").


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add: Intermarket provides investment management services to corporations and acts as general partner of investment limited partnerships. As of the date of this Amendment No. 4, such corporations or partnerships hold in the aggregate 727,795 shares of the Issuer's Common Stock or 4.5% of the outstanding shares based upon 16,099,700 shares outstanding as of August 3, 1996. As a result of Intermarket's investment management services to these entities, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders.

          Intermarket has had no transaction in the securities of the Issuer, and none of the entities for which it provides investment management services to has had transactions in the securities of the Issuer in the last sixty (60) days except for the following sales:

          Date                Amount              Price
          ____                ______              _____
          9/14/96              8,000              26.125
          9/18/96             94,200              24.625

As of September 18, 1996, Intermarket no longer beneficially owned in excess of 5% of the Issuer's Common Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              INTERMARKET CORP.





Dated: September 25, 1996     By:   IAN MAC KENZIE
                                  ________________________
                                    Ian MacKenzie, Vice President